

December 2, 2015

<u>**Via E-Mail**</u>
Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
900 South Capital of Texas Hwy
Las Cimas IV, Fifth Floor
Austin, TX 78746

      Re: **HomeAway, Inc.**
              Amended Schedule 14D-9 filed November 24, 2015
              SEC File No. 005-86320

Dear Mr. Tobias:

      We have limited our review of the filing to those issues we have addressed in our comment.

<u>Amended Schedule 14D-9</u>

<u>Projected Financial Information, page 25</u>

1.   We reissue prior comment 3. As you point out in your response, the C&DI states that the exemption is available when disclosure is made **pursuant to** Item 1015 of Regulation M-A (emphasis added). Your disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Schedule 14D-9. Alternatively, provide us more detailed information about the efforts necessary to prepare the reconciliation. We note that any concerns about confusing security holders can be addressed by explanatory language similar to that used in approximately six of the seven pages in this section.

      Please direct any questions to me at (202) 551-3619.

                              Sincerely,

                              <u>/s/ Daniel F. Duchovny</u>
                              Daniel F. Duchovny
                              Special Counsel
                              Office of Mergers and Acquisitions